

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 0407

December 11, 2006

Mr. M. Todd Holt
Chief Financial Officer
Knology, Inc
1241 O G Skinner Drive
West Point GA 318333

> **Re:** **Knology, Inc**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 28, 2006**
>
> **Form 10-Q for Fiscal Quarter Ended September 30, 2006**
> **File No. 0-32647**

Dear Mr. Holt:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

2. Cash and cash equivalents, page F-8

Please tell us why it is appropriate to present restricted cash as a current asset. We note that the changes in the restricted cash balances are presented as an investing activity in the statement of cash flows.

2. Goodwill and intangible assets, page F-9

1. We note that each geographic operating unit is a reporting unit. Please tell us why each unit is not considered a reportable segment under SFAS 131.

5. Operating and Capital Leases, page F-17

2. Please tell us the nature of the capital lease transactions for land and for the buildout of various multiple dwelling units. Also, tell us why it is appropriate to account for these transactions as capital leases. Include in your response references to applicable accounting literature.

Form 10-Q for Fiscal Quarter Ended September 30, 2006

Selling, general and administrative, page 16

3. Please tell us why the pole attachment rent costs are not included in the cost of services.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Nicole Holden, Staff Accountant, at (202) 551-3374 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director